Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement is made and entered into as of March 5, 2023, by and among the Bruce Ogilvie, Jr. Trust dated January 20, 1994 and Bruce A. Ogilvie, Jr. In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto required to be filed by them pursuant to the Exchange Act with respect to the securities of Alliance Entertainment Holding Corporation (collectively, the “Filings”). Each party hereto further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings. Further, each party hereto agrees that this Joint Filing Agreement shall be included as an exhibit to the Filings.

This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first set forth above.

Bruce Ogilvie, Jr. Trust dated January 20, 1994

By:	/s/ Bruce A. Ogilvie, Jr.
Name: Bruce A. Ogilvie, Jr.
Title: Trustee

/s/ Bruce A. Ogilvie, Jr.
Bruce A. Ogilvie, Jr., individually